ADDEX THERAPEUTICS LTD

Chemin des Mines 9

CH-1202 Geneva, Switzerland

January 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Chris Edwards

RE:                          Addex Therapeutics Ltd
Registration Statement on Form F-1
File No. 333-251322

Ladies and Gentlemen:

Addex Therapeutics Ltd (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on January 6, 2021 at 5:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes each of Josh Kaufman and David Boles of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Kaufman of Cooley LLP, counsel to the Registrant, at (212) 479-6495, or in his absence, David Boles at +44 (0) 20 7556 4446.

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Very truly yours,

ADDEX THERAPEUTICS LTD

By:	/s/ Tim Dyer
Name:	Tim Dyer
Title:	Chief Executive Officer

cc:                                Josh Kaufman, Cooley LLP

David Boles, Cooley LLP

Marc Recht, Cooley LLP

Rick Werner, Haynes and Boone, LLP

Matt Fry, Haynes and Boone, LLP

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